Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

In light of Law 12.865/2013 and the rules published by the National Monetary Council and the Central Bank of Brazil regarding the interoperability among payment networks, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announces to its shareholders and the market that its subsidiaries Banco Itaucard S.A. and Redecard S.A. (“Rede”), jointly with Banco Bradesco Cartões S.A., Cielo S.A. and Elo Serviços S.A., intend to initiate tests in order to bring new agents into the capturing of credit and debit card transactions of their different card brands.

The purpose of these tests will be to allow future interoperability between certain card brands and the different acquirer companies in the market, in order to allow all acquirers to be able to capture transactions of different card brands.

Itaú Unibanco points out that these tests do not constitute any corporate link or association among those involved.

São Paulo (SP), November 4, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer